EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Segue Canada, Inc.	Canada
Segue Securities Corporation	Massachusetts
Segue Export, Inc.	West Indies
Black & White Software, Inc.	California
Eventus Software, Inc.	California
Segue Software Entwicklung GmbH	Austria
Segue Software GmbH	Germany
Segue Software, Ltd.	United Kingdom
SGE Merger Corporation	Delaware
Segue SQL Bench, Inc. (1)	Delaware

Note (1)—in February 2002, the Registrant took steps to dissolve this corporation.